November 3, 2010

Ryan C. Larrenaga

One Financial Center

Boston, MA 02111

(617) 772-3743

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-1004

Attn: Patsy Mengiste

Re:	Columbia Funds Series Trust (the “Registrant”); File No. 811-09645

Dear Ms. Mengiste:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the issuance of shares in connection with the reorganizations of:

1)	the RiverSource S&P 500 Index Fund series of RiverSource Market Advantage Series, Inc. (File No. 811-05897) into the Columbia Large Cap Index Fund series of the Registrant;

2)	the RiverSource Small Company Index Fund series of RiverSource Market Advantage Series, Inc. into the Columbia Small Cap Index Fund series of the Registrant; and

3)	the Columbia International Growth Fund series and the Columbia International Stock Fund series of Columbia Funds Series Trust I (File No. 811-04367), and the RiverSource Disciplined International Equity Fund series and Threadneedle International Opportunity Fund series of RiverSource International Series, Inc. (File No. 811-04075) into the Columbia Multi-Advisor International Equity Fund series of the Registrant (collectively, the “Reorganizations”).

The Registration Statement is proposed to become effective on December 3, 2010 pursuant to Rule 488 under the Securities Act of 1933, as amended. We would greatly appreciate receiving any comments you might have at your earliest convenience.

Please direct all of your questions and/or comments regarding this filing to Brian McCabe of Ropes & Gray LLP at 617.951.7801 or Brian.McCabe@ropesgray.com, or, in his absence, to Christopher Petersen of Ameriprise Financial at 612.671.4321 or christopher.o.petersen@ampf.com.

Very truly yours,

/S/ RYAN C. LARRENAGA
Ryan C. Larrenaga Assistant Secretary Columbia Funds Series Trust